Exhibit 12.1

URS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In millions, except for ratio)	Year Ended					Nine Months Ended
	Dec. 28, 2012	Dec. 30, 2011	Dec. 31, 2010	Jan. 1, 2010	Jan. 2, 2009	Sept. 27, 2013
Earnings:
Earnings (losses) before income taxes	$500.5	$100.5	$415.5	$432.0	$378.0	$351.4
Less:
Equity in earnings of affiliates	(107.6)	(132.2)	(70.3)	(100.9)	(106.3)	(59.1)
Add:
Interest component of rent expense(1)	70.0	62.8	64.2	66.5	71.5	53.0
Interest expense	70.7	22.1	30.6	48.4	90.7	65.8
Amortization of debt discount	2.6	5.8	9.2	7.8	8.5	0.4

Earnings (losses), as adjusted	$536.2	$59.0	$449.2	$453.8	$442.4	$411.5

Fixed charges:
Interest expense	70.7	$22.1	$30.6	$48.4	$90.7	65.8
Interest component of rent expense(2)	70.0	62.8	64.2	66.5	71.5	53.0
Amortization of debt discount	2.6	5.8	9.2	7.8	8.5	0.4

Total fixed charges	$143.3	$90.7	$104.0	$122.7	$170.7	$119.2

Consolidated ratio of earnings to fixed charges	3.7	0.7	4.3	3.7	2.6	3.5

(1)	Interest component of rent expense is estimated to equal one-third of such expense, which is considered a reasonable approximation of the interest factor.